Exhibit 99.2

     To > guangshen railway - Attn > Ms AMP -Tel > (86-755)-2555 8146 - fax > (86-755)-2559 8146 - TRANSLATOR > client


The Board of Directors of Guangshen Railway Company Limited (the "Company") is pleased to announce its audited consolidated results of the Company and its subsidiaries for the year ended 31 December, 2002, prepared in accordance with International Financial Reporting Standards ("IFRS") together with comparative figures for the corresponding period in 2001 as follows:

   AUDITED CONSOLIDATED INCOME STATEMENT
   For the year ended 31 December, 2002
   (Amount in Renminbi ("RMB ") thousands, except for per share and per American Depositary Share ("ADS") data)
   ---------------------------------------------------------------------------
                                                      2002             2001
   ---------------------------------------------------------------------------
   Revenues from railway businesses
     Passenger                                     1,846,599        1,426,010
     Freight                                         514,036          567,276
   ---------------------------------------------------------------------------
     Sub-total                                     2,360,635        1,993,286
   Revenues from other businesses                    156,893          160,306
   ---------------------------------------------------------------------------
   Total revenues                                  2,517,528        2,153,592
   ---------------------------------------------------------------------------
   Total operating expenses                       (1,895,031)      (1,599,481)
   ---------------------------------------------------------------------------
   Profit from ordinary activities operations        622,497          554,111
   Profit before tax                                 661,587          631,362
   ---------------------------------------------------------------------------
   Profit after tax                                  557,196          531,996
   Minority interests                                   (113)           1,499
   ---------------------------------------------------------------------------
   Profit attributable to shareholders               557,083           533,495
   ---------------------------------------------------------------------------
   Earnings per share
     - Basic                                         RMB0.13           RMB0.12
   ---------------------------------------------------------------------------
     - Diluted                                           N/A               N/A
   ---------------------------------------------------------------------------
   Earnings per ADS                                  RMB6.42           RMB6.15
   ---------------------------------------------------------------------------

Final Dividend
The Board of Directors of the Company (the "Board") has recommended a final dividend of RMB433.6 million for the financial year ended 31 December, 2002, which is equal to RMB0.10 per share. This final dividend will be paid to shareholders whose names appear on the Register of Members on 11 May, 2003 subject to approval of the shareholders at the annual general meeting of the Company ("AGM") which will be held at the headquarters of the Company in Shenzhen, Guangdong Province, the PRC, on 10 June, 2003.

Dividends payable to holders of H shares will be calculated in RMB and paid in Hong Kong dollars. The exchange rate will be based on the average closing exchange rates quoted by the People's Bank of China for the calendar week preceding the date on which the dividends are to be distributed.

Results Of Operations

Total Revenues
In 2002, total revenues of the Company were RMB2,517.5 million, representing an increase of 16.9% from RMB2,153.6 million in 2001. Revenues from passenger transportation service, freight transportation service and other businesses accounted for 73.4%, 20.4% and 6.2% of the Company's 2002 total revenues respectively. Revenues from passenger transportation service and freight

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transportation service accounted for 78.2% and 21.8% of the Company's 2002 revenues from railway businesses respectively.

Passenger Transportation
Revenues from the passenger transportation business were RMB1,846.6 million in 2002, representing an increase of 29.5% from RMB1,426.0 million in 2001. The table below illustrates the revenues from passenger transportation and the volume of passengers for the year ended 31 December, 2002 compared with same period last year.

                                               For the year ended 31 December,
                                                                        Change
                                                                   (as compared
                                               2002      2001          to 2001)
  ------------------------------------------------------------------------------
  Revenues from passenger transportation
     (RMB thousands)                        1,846,599    1,426,010         29.5%
  ------------------------------------------------------------------------------
  Total number of passengers
     (thousand persons)                        39,776       38,842          2.4%
  ------------------------------------------------------------------------------
  Revenue per passenger (RMB)                    46.4         36.7         26.4%
  ------------------------------------------------------------------------------
  Total passenger-kilometres (millions)       3,453.2      3,257.9          6.0%
  ------------------------------------------------------------------------------
  Revenue per passenger-kilometres (RMB)         0.53         0.44         20.5%
  ------------------------------------------------------------------------------

In 2002, passenger transportation service continued to be the growth engine of the Company's revenues. The sharp increase in revenues from passenger transportation was due primarily to the full year operation of the Company's Shenzhen-Yueyang and Shenzhen-Beijing long-distance passenger trains and the full implementation of the "As-frequent-as-buses" Train Project between Guangzhou and Shenzhen throughout 2002.

In 2002, the Company operated an average of 99 pairs of passenger trains per day on the Guangzhou-Shenzhen route, of which 7 pairs were the Hong Kong Through-Trains between Guangzhou and Kowloon, 54 pairs were high-speed trains between Guangzhou and Shenzhen, 4 pairs were regularspeed trains between Guangzhou and Shenzhen and 34 pairs were long-distance trains. The total number of passengers increased by 2.4% from 38.842 million in 2001 to 39.776 million in 2002, of which:

o the number of passengers traveling on the Hong Kong Through-Trains increased by 8.4% from 2.047 million in 2001 to 2.219 million in 2002. The continued growth can be mainly attributed to the increased cross-border passenger flows driven by increased holiday travel in China, more relaxed border control for tourists to Hong Kong and Macau and more real estate investments in the Pearl River Delta area by Hong Kong residents. In addition, there was an increase in passenger volumes on this route because the Dongguan-Hong Kong Through-Train, launched in June 2001 and targeting holiday travelers, operated on all holidays throughout 2002.

o the number of passengers on the Guangzhou-Shenzhen route decreased by 2.9% from 15.333 million in 2001 to 14.886 million in 2002. The increase in the number of high-speed trains (from 52 pairs to 54 pairs a day) and the decrease in the number of regular-speed trains (from 6 pairs to 4 pairs a day) are the main reasons for the decline in passenger volume between intermediary stations on the Guangzhou-Shenzhen route. As the "As-frequent-as buses" Train Project was implemented throughout 2002 and most of the passengers on this route traveled on high-speed trains, the revenue per passenger rose sharply as compared to 2001. Although there was a slight decrease in passengers volume over 2001 on the Guangzhou-Shenzhen route, the impact of such decrease on the overall revenues generated from passenger transportation on this route was minor.

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(86-755)-2559 8146 - TRANSLATOR > client

5th Proof - Job > guangshen railway - Name > E0304060 Ann - Date > 22-04-03 - INTERNAL REF. > 0304060 (SS)-06(KENGI) - SIZE > A4


o In 2002, the number of passengers on long-distance trains increased by 5.6% from 21.462 million in 2001 to 22.670 million in 2002. The major reason for the increase was the Shenzhen-Yueyang and Shenzhen-Beijing long-distance trains that commenced operation in the second half of 2001, operated throughout 2002. Furthermore, the continued expansion of the tourism industry in China also boosted the number of travelers.

Note: Prior to 2002, due to limitations on data collection, the number of passengers for the Guangzhou-Shenzhen route did not include the passengers that traveled between Guangzhou Station (which is owned by Yangcheng Railway Company) and stations on the Guangzhou-Shenzhen route. These passengers were included in the passenger volume for long-distance trains. In 2002, the Company refined its data collection techniques and classification methods and was able to more accurately track and classify passengers traveling by both highspeed trains and regular-speed trains on the Guangzhou-Shenzhen route. However, for the purpose of comparing with 2001's data, the number of passengers for the Guangzhou-Shenzhen route and long-distance trains quoted above was based on the old data classification method. Under the new classification method, the total number of passengers that traveled on the Guangzhou-Shenzhen route in 2002 was approximately 17.345 million, of which 15.724 million were travelers on high-speed trains and 1.621 million were travelers on regular-speed trains. The number of long-distance passengers was 20.212 million. The Company will use the new data collection and classification method for future periods.

Freight Transportation
Revenues from the freight transportation business in 2002 were RMB514.0 million, representing a decline of approximately 9.4% from RMB567.3 million in 2001. Set out below are the revenues from the freight transportation business and the freight volume for the year ended 31 December, 2002, as compared with that of the year ended 31 December, 2001.


                                                                        For the year ended 31 December,
                                                                                                         Change
                                                                  2002              2001           (as compared
                                                                                                       to 2001)
  -------------------------------------------------------------------------------------------------------------
  Revenues from freight transportation
     (RMB thousands)                                           514,036           567,276                 (9.4%)
  Revenues from outbound freight
     transportation (RMB thousands)                             94,263            92,083                   2.4%
  Revenues from inbound and pass-through
     freight transportation (RMB thousands)                    248,104           271,211                 (8.5%)
  Revenues from storage, loading, unloading an
     other miscellaneous items (RMB thousands)                 171,669           203,982                (15.8%)
  Total tonnage (thousands of tonnes)                           27,583            29,012                 (4.9%)
  Revenue per tonne (RMB)                                        18.64             19.55                 (4.7%)
  Total tonne-kilometres (millions)                            1,926.0           2,082.5                 (7.5%)
  Revenue per tonne-kilometre (RMB)                               0.27              0.27                      -

In 2002, the Company's freight transportation revenues declined 9.4% from that of 2001. The decline was primarily due to the intense competition from other types of transportation. Total freight tonnage was 27.583 million tonnes, representing a 4.9% decrease from 29.012 million tonnes in 2001.

o Outbound freight revenues increased by 2.4% from RMB92.083 million in 2001 to RMB94.263 million in 2002. The increase in outbound freight transportation revenues was mainly due to higher transportation volume generated by freight price discounts which maintained the existing and attracted some new freight sources. Furthermore, the Company's enhanced relationships with ports and mining companies, and strengthened cooperative efforts in directing certain freight from ocean shipment to railway transportation also contributed to the increase in transportation volume. Outbound freight tonnage increased by 7.2% from 6.775 million tonnes in 2001 to 7.266 million tonnes in 2002.

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o    Inbound and pass-through freight revenues decreased by 8.5% from RMB271.2 million in 2001 to RMB248.1 million in 2002. The decline was mainly caused by the construction of the second track between the Beijing-Jiujiang line and the national railway re-routing that affected the volume of inbound and pass-through freight transportation. Furthermore, a large number of goods that certain areas in Shenzhen formerly sourced from other provinces in China, are now sourced from outside China. This also caused a reduction in inbound transportation volume. In 2002, the Company's inbound and pass-through freight transportation volume was 20.317 million tonnes, representing a decline of 8.6% from 22.237 million tonnes in 2001.

o Revenues from storage, loading and other miscellaneous items of freight services decreased by 15.8% from RMB204.0 million in 2001 to RMB171.7 million in 2002. The decrease was mainly due to the drop in freight tonnage and the implementation of freight price discounts which derated storage and loading charges.

Other Businesses
The table below sets forth a breakdown of the revenues from other businesses of the Company:

  Category of Businesses                       2002                   2001
                                               (in RMB                (in RMB
                                             thousands)             thousands)
  ----------------------------------------------------------------------------
  On-board and station food sales               40,977                51,627
  Station services                              43,913                41,287
  Tourism, advertising and others               72,003                67,392
  ----------------------------------------------------------------------------
  Total                                        156,893               160,306


Revenues from the Company's other businesses decreased by 2.1 % from RMB160.3 million in 2001 to RMB156.9 million in 2002. The decline was due primarily to increased train service and higher train speeds that reduced passenger's consumption of food and beverages both on board and in railway stations. In addition, the subway construction outside Shenzhen Station also affected the number of customers dining at the station restaurants.

Total Operating Expenses
In 2002, the Company's total operating expenses were RMB1,895.0 million, representing an increase of 18.5% from RMB1,599.5 million in 2001. This was due mainly to the increase in railway operating expenses.

Railway Operating Expenses
The Company's total railway operating expenses increased by 18.8% from RMB1,460.6 million in 2001 to RMB1,735.3 million in 2002. The expense analysis is as follows:

Labor and benefits
In 2002, labor and benefits expenses amounted to RMB373.8 million, representing an increase of 16.6% from RMB320.6 million in 2001. The rise in labor and benefits expenses was mainly due to the increase in number of workers resulting from the operation of two additional long-distance trains and the more frequent train service on the Guangzhou-Shenzhen route. Moreover, the Company's efforts to link compensation with the employees' performance also increased the overall salary and welfare expenses in 2002 when compared with 2001.

Materials and supplies
Materials and supplies consisted of fuel, water and electricity. In 2002, the Company's materials and supplies expenses amounted to RMB192.1 million, representing an increase of 32.8% from RMB144.7 million in 2001. The higher expenses were mainly caused by the increase in materials consumption

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resulting from the full year operation of eight newly operated "Blue Arrow"
electric trains (that the Company leased in the second half of 2001) and the two long-distance passenger trains in 2002. The higher frequency of train service on the Guangzhou-Shenzhen route, increased number of pairs of electric trains and the shift to electricity power on some freight trains also added to the materials and supplies expenses.

Depreciation
In 2002, depreciation expenses of fixed assets were RMB335.5 million, representing a 2.1% decrease from RMB342.5 million in 2001. The decrease in depreciation expenses was mainly due to the Company's investment of RMB120.6 million of telecommunication assets (primarily fixed assets) and certain related construction-in-progress to China Railway Communication Company Limited ("China Railcom"). The depreciation associated with these assets was no longer reflected on the Company's financial statement, thus reducing the total depreciation expenses in 2002.

Repair expenses
In 2002, repair expenses amounted to RMB102.4 million, representing a 8.3% increase from RMB94.55 million in 2001. The increase was mainly due to the full year operation of two new long-distance trains that commenced operation in the second half of 2001. Implementation of the "As-frequent-as-buses" Train Project on the Guangzhou-Shenzhen route that led to the full year operation of the Company's electric trains was a major reason for the higher repair expenses as well. In addition, efforts to improve both passenger and freight transportation facilities along the Guangzhou-Shenzhen route also increased repair expenses.

Equipment leases and services
In 2002, expenses on equipment leases and services amounted to RMB433.9 million, representing a 65.4% increase from RMB262.3 million in 2001. The substantial increase of such expenses in 2002 was mainly due to the full year operation of two new long-distance trains (Shenzhen-Yueyang and Shenzhen-Beijing) which significantly increased the expenditures paid to other railway companys for the railway line usage and train shunting expenses. Furthermore, the full year operation of eight high-speed electric trains leased from Guangzhou Zhong Che Railway Train Sales and Leasing Company also increased leasing expenses significantly.

Fees for social services
Fees for social services are expenses that the Company paid for services provided to its employees including health care and education and to its passengers for safety and security. In 2002, fees for social services that the Company paid were RMB57.39 million, representing an increase of 0.4% from RMB57.16 million in 2001. The increase was due primarily to the higher security expenses on the two long-distance passenger trains operated by the Company.

General and administrative expenses
General and administrative expenses in 2002 were RMB123.8 million, representing a decrease of 17.6% from RMB150.2 million in 2001. The decrease was due primarily to the significant drop in provisions for bad debts in 2002. In 2002, the Company improved its receivables collection by gearing up its efforts in managing and clearing accounts receivables. As a result, the provision for bad debt dropped significantly.

Other expenses
In 2002, other expenses amounted to RMB101.3 million, representing an increase of 38.3% from RMB73.24 million in 2001. The increase in other expenses was due to the addition of two longdistance trains and the implementation of the "As-frequent-as-buses" Train Project for the Guangzhou-Shenzhen route increased the number of workers and ultimately increased various direct costs. Since the Company invested its telecommunication assets to China Railcom, the Company started to pay for telecommunication services provided by China Railcom, which increased the Company's expenses for telecommunication services.

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Taxation
As the Company was registered and established in the Shenzhen Special Economic Zone, it is subject to income tax at a rate of 15%. According to relevant tax regulations, other businesses of the Company and its subsidiaries are subject to income tax at the rate of either 15% or 33%, depending on the location of incorporation. Taxation payable by the Company and its subsidiaries was RMB104.4 million in 2002, implying an actual tax rate of 15.7%. Taxation in 2002 increased by RMB5.03 million over RMB99.37 million in 2001, which was due to the growth of profits before tax.

Profit Attributable to Shareholders
Profit attributable to shareholders of the Company increased from RMB533.5 million in 2001 to RMB557.1 million in 2002, representing an increase of 4.4%.

Sources and Uses of Capital and Financial Position
The main source of the Company's capital was cash generated from operations. Net operating cash in-flow increased from RMB886.0 million in 2001 to RMB1.157.2 million in 2002, representing an increase of 30.6%. The capital was mainly used for capital expenditures, operating expenses, tax payments and dividend payments.

As of 31 December, 2002, the Company's total liabilities were 8.9% of its total assets. The Company has fast callback cash and strong ability for payment.

The Company believes it has sufficient capital to support its operations and development.

Future Prospects
The Company will continue to maximize its operating results by adhering to the goal of "safety, quality, efficiency, development and stability". It will insist on making the railway transportation business its core business, enhancing its other businesses, continuing to promote innovations in management, systems and technology. We plan to make the Guangshen Railway a safe, comfortable, fast and convenient passenger line linking up these three modern cities: Guangzhou, Shenzhen and Hong Kong. The Company intends to develop itself as a transportation enterprise with the best overall operating results, the best technology and the most modern management mechanisms. To achieve this goal, the Company plans to implement the following development projects in 2003:

o To continue with the construction plan of the fourth line between Guangzhou and Shenzhen: to better accommodate future transportation growth and market competition, and sustain the rapid growth of the Company's core businesses in passenger and freight transportation, the Company will continue to construct the fourth line between Guangzhou and Shenzhen.

o    In relation to its passenger transportation business, the Company plans to
     (1) further optimize its "As-frequent-as-buses" Train Project for the Guangzhou-Shenzhen high-speed passenger trains by increasing the frequency of its high-speed train services between Guangzhou and Shenzhen and adding more stops at appropriate intermediary stations to meet growing passenger needs and achieve better financial results; (2) operate an additional pair of Hong Kong Through-Trains in order to adapt to the trend of regional economic cooperation in Guangdong and Hong Kong and support increasing passenger flows between these two regions; (3) further integrate its railway system with the urban public transportation systems to expand its service coverage and attract more passengers; and (4) further improve its passenger transportation service facilities to raise its service quality.

o In relation to its freight transportation business, the Company will: (1) conduct freight transportation market research, intensify marketing efforts for freight transportation, formulate and integrate a marketing strategy that "focuses on business potentials at ports and develops inbound freight transport and unloading business", develop more inbound freight business, and launch new

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     freight transportation services to meet market needs; (2) enhance cooperation with ports, mines and factories to maintain and capture more freight transportation business by leveraging on its overall strength; and
     (3) develop container freight transportation, improve the container express train service between Dongguan and Hong Kong, and intensify its efforts to launch a container express train service between Dongguan and Yantian port.

o In respect of the use of capital, the Company plans to implement its strategies of expanding its capital base through equity investments, mergers and acquisitions to expand into new growth areas when the circumstances allow.

In 2003, with the continuous implementation of proactive fiscal and stable monetary policies, strategic adjustment of the economic structure by the PRC Government, growing domestic demand of the PRC and the gradual opening by the PRC government to foreign investment and further development of regional economic cooperation between Guangdong and Hong Kong, the economy in the Company's service territory will enjoy continued and stable growth. Although its core businesses face intense competition from other transportation means and are affected by the SARS epidemic, the Company's management believes that its transportation businesses are expected to retain relatively good growth prospects in 2003 as the SARS epidemic is effectively controlled and the management continues with its effective innovations and marketing efforts.

Share Capital Structure
As of 31 December, 2002, the Company's share capital consisted of:

  Type of share capital                Number of shares    Percentage of share
                                                 ('000)                  ( % )
  -----------------------------------------------------------------------------
  State-owned Domestic Shares                 2,904,250                  66.99
  H Shares                                    1,431,300                  33.01
  -----------------------------------------------------------------------------
  Total                                       4,335,550                 100.00
There was no change in the Company's share capital during the year.

Substantial Shareholders
As at 31 December, 2002, holders of over 10% or more of the Company's shares were as follows:

  Name of shareholder                    Number of shares    Percentage of share
                                                   ('000)                  ( % )
  ------------------------------------------------------------------------------
  Guangzhou Railway (Group) Company
     (the "Parent Company")                     2,904,250                  66.99
  HKSCC Nominees Limited                        1,386,362                  31.98


As at 31 December, 2002, holders of H Shares representing over 10% of the Company's issued share capital as recorded in the Central Clearing System of HKSCC Nominees Limited were as follows:

  Name of shareholder                 Number of shares    Percentage of H Shares
                                                ('000)                       (%)
  ------------------------------------------------------------------------------
  Hongkong and Shanghai Banking
     Corporation (Nominees) Limited            721,823                     50.43

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Other than the information stated above, no other person or corporation had any interest in the share capital of the Company as recorded in the register required to be kept pursuant to Section 16(1) of the SDI Ordinance as having an interest of 10% or more of the issued share capital of the Company at 31 December, 2002.

Purchase, Sale and Redemption of Shares
During the year ending 31 December, 2002, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's shares.

Pre-emptive Rights
There is no provision regarding pre-emptive rights under the Articles of Association and the laws of the PRC.

Confirmation by Independent Non-Executive Directors of Connected Transactions The independent non-executive directors of the Company confirmed that the connected transactions (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")) that were entered into by the Company during 2002 were entered into in the ordinary and usual course of its business on normal commercial terms or on terms that were fair and reasonable so far as the shareholders were concerned, or in accordance with the terms of an agreement governing such transactions or, where there was no such agreement, on terms no less favourable than those offered to independent third parties.

Overdue Time Deposits
As of 31 December, 2002 the Company had approximately RMB31.365 million overdue time deposits placed with Zengcheng Urban Credit Cooperative ("Zengcheng"). Zengcheng failed to repay the Company the time deposits when they matured. The Company had obtained judgment in its favour regarding the unpaid time deposit. However, as the judgment debtor was under restructuring, the Court ordered a stay of execution of the judgment obtained by the Company. The said overdue time deposit accounts for approximately 0.3% of the Company's net assets and 1.2% of the Company's total current assets, and has no material impact on the capital usage and operations of the Company. For prudence, the Company has reclassified such amount to other receivables and made a provision in its financial statements for such overdue deposit.

Except for such overdue time deposit, the Company has no other overdue time deposits which have not been repaid. The Company has not encountered any difficulty withdrawing deposits. The Company has placed its deposits with other commercial banks in the PRC and the MOR's Deposit-taking Centre.

Entrusted Deposits
As of 31 December, 2002, the Company did not have any entrusted deposits placed with any financial institutions in the PRC.

Bank Borrowings
As of 31 December, 2002, the Company had no bank loans or borrowings.

Contingency
As of 31 December 2002, the Company's investment in an associated company, Guangzhou Tiecheng Enterprise Company Limted ("Tiecheng"), amounted to approximately RMB140 million. In 1996, Tiecheng entered into an agreement with a Hong Kong incorporated company to establish Guangzhou Guantian Real Estate Company("Guangzhou Guantian"), a sino-foreign contractual joint venture to develop certain properties near a railway station operated by the Company.

On 27 October 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi") agreed to act as joint guarantors (the "Guarantors") of certain payables of Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to an independent third party. Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng were related companies with a common chairman. As Guandong Guancheng failed to repay the payables, according to a court verdict on 4 Novermeber 2001, Guangzhou Guantian, Guangzou Guanhua and Guangzhou Guanyi were liable to the independent third party to recover an amount of approximately RMB257 million plus interest from Guangdong Guancheng.

As stated above, if Guangzhou Guantian is held responsible for the guarantee, the Comapny may need to provide for impairment on its interests in Tiecheng. Having consulted an independent lawyer, the directors are of the opinion that the guarantee arrangement should be invalid according to the relevant PRC rules and regulations. Tiecheng is now in the process to apply to the court for discharging the obligation of Guangzhou Guantian in relation to the guarantee. Accordingly, the directors consider that as of the date of this announcement, the chance of Guangzhou Guantian to settle the above claim is remote and no provision for impairment on the interests in Tiecheng was made in the accounts.

Charge on Assets and Guarantee
As of 31 December, 2002, the Company had not charged any of its assets and had not provided any guarantees.

Impact of the Recent Economic Developments
The Company believes that there are no factors that will have a material negative effect on the Company's businesses and financial position in 2002.

     To > guangshen railway - Attn > Ms AMP -Tel > (86-755)-2555 8146 - fax > (86-755)-2559 8146 - TRANSLATOR > client

 5th Proof - Job > guangshen railway - Name > E0304060 Ann - Date > 22-04-03 - INTERNAL REF. > 0304060 (SS)-06(KENGI) - SIZE > A4

Adjustment of Pricing
In 2002, the Company has made the following adjustments to its passenger and freight transportation prices: (1) during the Spring Festival in 2002, the Company made different small scale upward adjustments to passenger fares based on different classes of fares of long-distance domestic trains; (2) with the approval of the MOR or the Parent Company, the Company continued to offer reduced prices for certain goods in order to improve its competitiveness in the freight transportation services; (3) during the New Year's holidays, the Spring Festival, the Tomb-sweeping Day holidays, the Labour Day holidays and the National Day holidays, the Company increased the fare on the high-speed passenger trains between Guangzhou and Shenzhen by RMB5 per trip.

Exchange Risk
The Company has a certain amount of deposits denominated in Hong Kong dollars and in US dollars. It also receives income in Hong Kong dollars from the provision of its transportation services in Hong Kong. If there are significant fluctuations in the exchange rates of Hong Kong dollars or US dollars to RMB, the financial condition of the Company will be affected.

Material Litigation
The Company and its subsidiaries were not involved in any material litigation or dispute in 2002.

Auditors
PricewaterhouseCoopers (certified public accountants in Hong Kong) and Pan-China (Schinda) (certified public accountants in the PRC) were the Company's international and domestic auditors respectively in 2002. Resolutions to continue to appoint these two firms as the Company's international and domestic auditors of the Company for 2003 will be proposed at the annual general meeting of the Company to be held on 10 June, 2003.

On 28 June, 2002, resolutions were passed at the annual general meeting of the Company to appoint PricewaterhouseCoopers as the Company's international auditors for the year 2002. The Company's international auditors were Arthur Andersen for 2000 and 2001.

Employees, Salary Distribution Policy and Training Plans
As of 31 December, 2002, the Company had in total 9,258 employees.

The Company implemented a salary distribution policy which links remuneration closely with operating results, labour efficiency and individual contribution. Employees' salaries distribution is subject to macro-control and is based on their post scores and performance reviews. The Company paid approximately RMB373.8 million in total for salary and benefits in 2002.

Pursuant to applicable state policies and regulations, the Company's employees enjoy the following benefits: (1) retirement pension - the Company is required to set aside a sum equivalent to 18% of the aggregate amount of salaries of all of its employees for the year and 5% of the aggregate amount of salaries of all of its employees for the year as employees' retirement pension and supplemental retirement pension, respectively; (2) welfare fund - the Company is required to set aside 14% of the aggregate amount of salaries of all of its employees as employees' welfare fund contributions and medical service fees; and (3) housing fund - both the Company and its employees are required to deposit 7% (residents in Guangzhou area or along the Guangzhou - Shenzhen route), or 13% (for Shenzhen residents) of the employee's monthly salary into the employee's personal housing fund account. Save as disclosed, the Company has not participated in any other employees' basic medical insurance scheme.

     To > guangshen railway - Attn > Ms AMP -Tel > (86-755)-2555 8146 - fax > (86-755)-2559 8146 - TRANSLATOR > client

 5th Proof - Job > guangshen railway - Name > E0304060 Ann - Date > 22-04-03 - INTERNAL REF. > 0304060 (SS)-06(KENGI) - SIZE > A4

During 2002, the Company has trained 556 employees on modern management techniques and 5,552 employees on adaptability. The training programmes included: knowledge about the World Trade Organization, office automation, human resources management, maintenance of the homemade high-speed electric trains built by the company, foreign-related services and safety regulations. The training courses were mainly organized by the Company's Employee Training Centre. The Company also employed certain external experts for these purposes. The total direct cost for the training programmes in 2002 was approximately RMB2.395 million.

Employees' Residential Properties and Accounting Treatment Regarding the Difference between the Selling Prices and Costs of Employees' Residential Properties
The Company constructed and purchased new residential properties for its employees to improve their living conditions. Under a housing benefit scheme, the Company sold these residential properties to its employees at a price approved by the government. The losses arising from the difference between the net book value of the staff quarters and the proceeds collected from the sales of such quarters to the employees was not more than RMB226.4 million as of 31 December, 2002. Pursuant to the prevailing policies of the Ministry of Finance, the aforesaid losses should be credited to retained earnings in the statutory accounts as of 1 January, 2001, or in the case of a debit balance, to offset against statutory public welfare fund, statutory surplus reserve, discretionary surplus reserve and capital surplus reserve upon the approval by the Board. Such treatment conforms with the accounting rules and regulations applicable to the Company and its subsidiaries in the PRC.

In the financial statements of the Company as of 31 December, 2002 prepared in accordance with IFRS, the Company accounted for the housing losses as follows: losses arising from the sales of completed staff quarters to employees, or from the sales of premises under construction which could be reasonably estimated for future services was approximately RMB226.4 million. Such losses were amortized on a straight line basis over the estimated remaining average service period of 15 years from the time of such sales. During the year ended 31 December, 2002, the housing losses charged to the deferred staff costs in the consolidated income statement was approximately RMB15.09 million and the accumulated amortized amount was RMB45.27 million. As of 31 December, 2002, the unamortized deferred losses, which were recorded as deferred staff costs in the balance sheet of the Company and its subsidiaries, were RMB181.1 million.

Major Suppliers and Customers
Most of the locomotives, passenger coaches and major railway supplies and equipment of the Company are supplied directly or indirectly by the MOR. The Company may also purchase some of its equipment from foreign vendors and other domestic suppliers. The Company's five largest customers accounted for less than 30% of the Company's revenue and the Company's five largest suppliers accounted for less than 30% of the Company's purchases.

Compliance with the Code of Best Practice
The Company and its directors hereby state that, to the best of their knowledge, the Company has, throughout the financial year ended 31 December, 2002, complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules.

                                                By Order of the Board Jiang
                                                     Linyang Chairman

Shenzhen, the PRC
23 April, 2003

* All information required by paragraphs 45(1) to 45(3) in Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited, http://www.hkex.com.hk shortly.

     To > guangshen railway - Attn > Ms AMP -Tel > (86-755)-2555 8146 - fax > (86-755)-2559 8146 - TRANSLATOR > client

 5th Proof - Job > guangshen railway - Name > E0304060 Ann - Date > 22-04-03 - INTERNAL REF. > 0304060 (SS)-06(KENGI) - SIZE > A4

The financial information set out after the Notice of Annual General Meeting does not constitute the Company's statutory financial statements for the years ended 31 December 2001 or 2002 but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2002, which contain an unqualified auditors reports, will be delivered to the Registrar of Companies in Hong Kong and to shareholders as well as made available on the Company's website, http://www.gsrc.com.

Forward-looking statements:
Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with SEC.

     To > guangshen railway - Attn > Ms AMP -Tel > (86-755)-2555 8146 - fax > (86-755)-2559 8146 - TRANSLATOR > client

 5th Proof - Job > guangshen railway - Name > E0304060 Ann - Date > 22-04-03 - INTERNAL REF. > 0304060 (SS)-06(KENGI) - SIZE > A4

Notice is hereby given that the Board of Directors ("Board") of Guangshen Railway Company Limited (the "Company") has resolved that the Annual General Meeting (the "AGM") of the Company is to be held at the Meeting Room of the Company on 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China ("PRC") on 10 June, 2003 (Tuesday) at 9:00 a.m.:

1. to consider and approve the work report of the Board of the Company for 2002;

2. to consider and approve the work report of the Supervisory Committee of the Company for 2002;

3. to consider and approve the audited financial statements of the Company for 2002;

4. to consider and approve the proposed profit distribution of the Company for 2002;

5.   to consider and approve the Company's budget for 2003;

6. to consider and approve the appointment of Pan-China (Schinda) Certified Public Accountants as the Company's PRC auditors for 2003 and to authorise the Board and the Audit Committee to determine its remunerations;

7. to consider and approve the appointment of PricewaterhouseCoopers as the Company's international auditors for 2003 and to authorise the Board and the Audit Committee to determine its remunerations;

8.   to consider any other businesses.

Notes:

(1) Holders of the Company's H Shares are advised that the register of members of the Company's H Shares will be closed from 11 May, 2003 to 10 June, 2003 (both days inclusive), during which no transfers of H Shares will be registered. Holders of the Company's H Shares who wish to qualify for entitlement to final dividends must lodge all transfer documents together with the relevant share certificates to the Company's registrar, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong no later than 4:00 p.m. on 9 May, 2003. Holders of the Company's H Shares whose names appear on the register of members of the Company on 11 May, 2003, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports.

(2) Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend and vote on his behalf.

(3) Where a shareholder appoints more than one proxy, his/her proxies may only exercise the voting right when a poll is taken.

(4) The instrument appointing a proxy must be in writing and signed by the appointor or his attorney duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointor, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority (if any) must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(5) Shareholders who intend to attend the AGM are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 21 May, 2003. The return of the attendance confirmation reply form will not affect the shareholder's right to attend and vote at the AGM.

(6) The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own traveling, accommodation and other related expenses.

     To > guangshen railway - Attn > Ms AMP -Tel > (86-755)-2555 8146 - fax > (86-755)-2559 8146 - TRANSLATOR > client

 5th Proof - Job > guangshen railway - Name > E0304060 Ann - Date > 22-04-03 - INTERNAL REF. > 0304060 (SS)-06(KENGI) - SIZE > A4

Registered Office of the Company:
No. 1052 Heping Road Shenzhen, Guangdong
Province The People's Republic of China
Tel: (86-755)-25588146 or 25598693
Fax: (86-755)-25591480

By Order of the Board
Yao Xiaocong
Company Secretary

Shenzhen, the PRC
23 April, 2003

     To > guangshen railway - Attn > Ms AMP -Tel > (86-755)-2555 8146 - fax > (86-755)-2559 8146 - TRANSLATOR > client

 5th Proof - Job > guangshen railway - Name > E0304060 Ann - Date > 22-04-03 - INTERNAL REF. > 0304060 (SS)-06(KENGI) - SIZE > A4


   CONSOLIDATED INCOME STATEMENT
   For the year ended 31 December, 2002
   (All amounts in Renminbi thousands, except for per share data)
---------------------------------------------------------------------------------------------------------------
                                                                                        2002               2001
---------------------------------------------------------------------------------------------------------------
   Revenues from railroad businesses
     Passenger                                                                    1,846,599           1,426,010
     Freight                                                                        514,036             567,276
---------------------------------------------------------------------------------------------------------------
     Sub-total                                                                    2,360,635           1,993,286
   Revenues from other businesses                                                   156,893             160,306
---------------------------------------------------------------------------------------------------------------
   Total revenues                                                                 2,517,528           2,153,592
---------------------------------------------------------------------------------------------------------------
   Operating expenses
     Railroad businesses
       Labour and benefits                                                         (373,781)          (320,569)
       Equipment leases and services                                               (433,918)          (262,320)
       Materials and supplies                                                      (192,141)          (144,651)
       Repair costs, excluding materials and supplies                              (102,377)           (94,545)
       Depreciation                                                                (335,508)          (342,534)
       Amortisation of leasehold land payments                                      (15,131)           (15,453)
       Fees for social services                                                     (57,385)           (57,157)
       General and administrative expenses                                         (123,800)          (150,162)
       Others                                                                      (101,251)           (73,238)
---------------------------------------------------------------------------------------------------------------
       Sub-total                                                                 (1,735,292)        (1,460,629)
---------------------------------------------------------------------------------------------------------------
   Other businesses
       Materials and supplies                                                      (124,602)          (108,930)
       General and administrative expenses                                          (35,137)           (29,922)
---------------------------------------------------------------------------------------------------------------
       Sub-total                                                                   (159,739)          (138,852)
---------------------------------------------------------------------------------------------------------------
   Total operating expenses                                                      (1,895,031)        (1,599,481)
---------------------------------------------------------------------------------------------------------------
   Profit from operations                                                           622,497            554,111
   Other Income                                                                      43,495             78,660
   Finance costs                                                                     (4,208)            (2,087)
   Share of (losses)/profits of associates before tax                                  (197)               678
---------------------------------------------------------------------------------------------------------------
   Profit before tax                                                                661,587            631,362
   Income tax expense                                                              (104,391)           (99,366)
---------------------------------------------------------------------------------------------------------------
   Profit from ordinary activities after tax                                        557,196            531,996
   Minority interests                                                                  (113)             1,499
---------------------------------------------------------------------------------------------------------------
   Profit attributable to shareholders                                              557,083            533,495
---------------------------------------------------------------------------------------------------------------
   Earnings per share
     - Basic                                                                        RMB0.13            RMB0.12
---------------------------------------------------------------------------------------------------------------
     - Diluted                                                                          N/A                N/A
---------------------------------------------------------------------------------------------------------------

     To > guangshen railway - Attn > Ms AMP -Tel > (86-755)-2555 8146 - fax > (86-755)-2559 8146 - TRANSLATOR > client

 5th Proof - Job > guangshen railway - Name > E0304060 Ann - Date > 22-04-03 - INTERNAL REF. > 0304060 (SS)-06(KENGI) - SIZE > A4



  CONSOLIDATED BALANCE SHEET
  As of 31 December, 2002
  (All amounts in Renminbi thousands)
---------------------------------------------------------------------------------------------------------------
                                                                                       2002                2001
---------------------------------------------------------------------------------------------------------------
  Non-current assets
  Fixed assets                                                                    6,798,280           7,031,040
  Construction-in-progress                                                          672,827             446,399
  Leasehold land payment                                                            656,998             673,746
  Interests in associates                                                           140,842             141,122
  Available-for-sale investments                                                    166,695              32,000
  Deferred tax assets                                                                 7,577               5,193
  Deferred staff costs                                                              181,095             196,187
---------------------------------------------------------------------------------------------------------------
                                                                                  8,624,314           8,525,687
---------------------------------------------------------------------------------------------------------------
  Current assets
  Materials and supplies                                                             34,105              34,191
  Trade receivables, net                                                             51,457              67,440
  Due from Parent Company                                                            39,374              29,499
  Due from related parties                                                          267,885             276,013
  Prepayments and other receivables, net                                            260,075             322,276
  Temporary cash investments                                                        567,339           1,376,602
  Cash and cash equivalents                                                       1,413,045             365,508
---------------------------------------------------------------------------------------------------------------
                                                                                  2,633,280           2,471,529
---------------------------------------------------------------------------------------------------------------
  Current liabilities
  Trade payables                                                                     41,734              69,048
  Payables for construction of fixed assets                                         181,473             199,780
  Due to related parties                                                            158,199              58,650
  Dividends payable                                                                  90,663              13,598
  Taxes payable                                                                      71,844              65,682
  Accrued expenses and other payables                                               457,953             454,218
---------------------------------------------------------------------------------------------------------------
                                                                                  1,001,866             860,976
---------------------------------------------------------------------------------------------------------------
  Net current assets                                                              1,631,414           1,610,553
---------------------------------------------------------------------------------------------------------------
  Total assets less current liabilities                                          10,255,728          10,136,240
---------------------------------------------------------------------------------------------------------------
  Minority interests                                                                 11,577              15,617
---------------------------------------------------------------------------------------------------------------
  Net assets                                                                     10,244,151          10,120,623
---------------------------------------------------------------------------------------------------------------
  Representing:
  Share capital                                                                   4,335,550           4,335,550
  Reserves                                                                        5,908,601           5,785,073
---------------------------------------------------------------------------------------------------------------
                                                                                 10,244,151          10,120,623
---------------------------------------------------------------------------------------------------------------

The financial statements were approved by the Board of Directors of the Company on 23 April, 2003.

     To > guangshen railway - Attn > Ms AMP -Tel > (86-755)-2555 8146 - fax > (86-755)-2559 8146 - TRANSLATOR > client

 5th Proof - Job > guangshen railway - Name > E0304060 Ann - Date > 22-04-03 - INTERNAL REF. > 0304060 (SS)-06(KENGI) - SIZE > A4



  CONSOLIDATED CASH FLOW STATEMENT
  For the year ended 31 December, 2002
  (All amounts in Renminbi thousands)
---------------------------------------------------------------------------------------------------------------
                                                                                       2002                2001
---------------------------------------------------------------------------------------------------------------
  CASH FLOWS FROM OPERATING ACTIVITIES
  Cash generated from operations                                                  1,261,728            986,727
  Interest paid                                                                      (4,064)            (2,087)
  Tax paid                                                                         (100,487)           (98,624)
---------------------------------------------------------------------------------------------------------------
  Net cash from operating activities                                              1,157,177            886,016
---------------------------------------------------------------------------------------------------------------
  CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of fixed assets and payments for
        construction-in-progress, net of related payables for projects             (553,337)          (551,508)
  Proceeds from sale of fixed assets                                                 12,369                  -
  Increase in interests in associates                                                (4,761)           (17,572)
  Decrease in temporary cash investments                                            777,898             74,728
  Purchase of available-for-sale investments                                        (14,108)            (2,000)
  Interest received                                                                  32,942             65,927
---------------------------------------------------------------------------------------------------------------
  Net cash from (used in) investing activities                                      251,003           (430,425)
---------------------------------------------------------------------------------------------------------------
  CASH FLOWS FROM FINANCING ACTIVITIES
  Dividends paid to group shareholders                                             (356,490)          (419,957)
  Dividends paid to minority interests                                               (4,153)              (180)
---------------------------------------------------------------------------------------------------------------
  Net cash used in financing activities                                            (360,643)          (420,137)
---------------------------------------------------------------------------------------------------------------
  Net increase in cash and cash equivalents                                       1,047,537             35,454
  Cash and cash equivalents at beginning of year                                    365,508            330,054
---------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                                        1,413,045            365,508
---------------------------------------------------------------------------------------------------------------


Summary Notes to Financial Statements
31 December, 2002
(All amount expressed in Renminbi ("RMB") unless otherwise stated)

1.   BASIS OF PRESENTATION

     The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements of the Hong Kong Companies Ordinance. This basis of accounting differs in certain material respects from that used in the preparation of the Group's statutory accounts in the PRC, which have been prepared in accordance with generally accepted principles and relevant financial regulations in the PRC ("PRC GAAP"). In preparing these financial statements, appropriate restatements have been made to the Group's statutory accounts to conform with IFRS. Differences arising from the restatements are not incorporated in the accounting records of the companies and it's subsidiaries.

     The principal adjustments made to conform to IFRS include the following:

     o    Additional depreciation charges on fixed assets;

     o    Write-down of reclaimed rails to realisable value;

     o Difference in the recognition policy on housing benefits to the employees;

     o    Reversal of dividends declared after end of year;

     To > guangshen railway - Attn > Ms AMP -Tel > (86-755)-2555 8146 - fax > (86-755)-2559 8146 - TRANSLATOR > client

 5th Proof - Job > guangshen railway - Name > E0304060 Ann - Date > 22-04-03 - INTERNAL REF. > 0304060 (SS)-06(KENGI) - SIZE > A4


     o    Recording of deferred tax impact according to IFRS.

     o    Write-off of deferred renovation expenses.

     The financial statements have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain fixed assets are stated at valuation less accumulated depreciation and impairment losses.

     The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

     As supplemental information for North American shareholders, the differences between IFRS and generally accepted accounting principles in the United States of America ("US GAAP") are set forth in Note 8.

2.   REVENUE RECOGNITION

     Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenues and costs, if applicable, can be measured reliably, revenue is recognised on the following bases:

     (i)  Rendering of services and sales of goods

          Railroad revenues are recognised when services are performed. Revenues from other businesses include sales aboard the trains and in the stations of food, beverages and other merchandise and revenues from operating restaurants in major stations. Revenues from operating restaurants are recognised when services are rendered.

          Sales aboard the trains and in the stations of food, beverages and merchandise are recognised upon delivery, when the significant risks and rewards of ownership of these goods have been transferred to the buyers.

          Revenues are net of turnover tax.

    (ii)  Interest income

          Interest income from bank and other financial institutions deposits is recognised on a time proportion basis, taking into account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

    (iii) Dividend income

          Dividend income is recognised when the right to receive payment is established.

3.   INCOME TAX EXPENSES

     Enterprises established in the Shenzhen Special Economic Zone are subject to income tax at a reduced rate of 15% as compared with the standard rate for PRC companies of 33%. The Shenzhen Municipal Tax Bureau confirmed in 1996 that the Company is subject to a reduced income tax rate of 15% starting from the same year. The income tax rate of the Company for the year ended 31 December, 2002 is 15%.

     According to the relevant income tax laws, other businesses of the Group are subject to income tax rates of 15% or 33%, depending mainly on their places of incorporation establishment. Furthermore, certain subsidiaries engaged in other businesses are Sino-foreign joint ventures which are entitled to full exemption from the PRC income tax for two years and a 50% reduction in the next three years starting from the first profit-making year, after offsetting available tax losses carried forward from prior years. There is no material effect on the consolidated financial statements of the Company arising from these tax holidays.

     Save as described above, the directors of the Company are not being informed of any change in the enterprise income tax treatment applicable to the Group. In addition, in the opinion of the directors of the Company, any "Pay first, Refund then" tax policies set out by any local government are not applicable to the Company or any of its subsidiaries.

     To > guangshen railway - Attn > Ms AMP -Tel > (86-755)-2555 8146 - fax > (86-755)-2559 8146 - TRANSLATOR > client

 5th Proof - Job > guangshen railway - Name > E0304060 Ann - Date > 22-04-03 - INTERNAL REF. > 0304060 (SS)-06(KENGI) - SIZE > A4

Details of taxation charged to the consolidated income statement during the year were as follows:

                                                                                    2002               2001
                                                                                 RMB'000            RMB'000
  ---------------------------------------------------------------------------------------------------------
  Provision for PRC income tax                                                   106,649            106,823
  Deferred tax income resulting from provision for doubtful accounts              (1,173)            (4,175)
  Deferred tax income resulting from loss on the disposals of fixed assets        (1,211)            (3,351)
  Share of income tax of associates                                                  126                 69
  ---------------------------------------------------------------------------------------------------------
                                                                                 104,391             99,366

Reconciliation of the statutory tax rate to effective tax rate is as follows:

                                                          2002                              2001
                                               ------------------------------------------------------------
                                                  RMB'000      Percentage          RMB'000       Percentage
  ---------------------------------------------------------------------------------------------------------
  Accounting profit                               661,587          100.0%          631,362           100.0%
  Income tax at the statutory
    tax rate of 15%                                99,238           15.0%           94,704            15.0%
  Tax effect of expenses that
    are not deductible in determining
    taxable profit:
    - Amortisation of deferred
         staff costs                                2,264            0.3%            2,304             0.4%
  Effect of different tax rates for
    certain subsidiaries and others                 2,889            0.4%            2,314             0.4%
  ---------------------------------------------------------------------------------------------------------
  Income tax expense                              104,391           15.7%           99,366            15.8%


4.   DIVIDENDS

     In 2002, the directors have recommended and declared a final dividend of RMB0.10 (2001: RMB0.10) per share in respect of the financial year ended 31 December, 2001, totaling RMB433,555,000 (2001: RMB433,555,000).

5.   EARNINGS PER SHARE

     The calculation of basic earnings per share is based on the profit attributable to shareholders for the year attributable to ordinary shareholders of RMB557,083,000 (2001: RMB533,495,000), divided by the weighted average number of ordinary shares outstanding during the year of 4,335,550,000 shares (2001: 4,335,550,000 shares). No diluted earnings per share was presented as there were no dilutive potential ordinary shares as of year end.

     To > guangshen railway - Attn > Ms AMP -Tel > (86-755)-2555 8146 - fax > (86-755)-2559 8146 - TRANSLATOR > client

 5th Proof - Job > guangshen railway - Name > E0304060 Ann - Date > 22-04-03 - INTERNAL REF. > 0304060 (SS)-06(KENGI) - SIZE > A4


6.   RESERVES

     According to the articles of association of the Company, when distributing profit attributable to shareholders of each year, the Company shall set aside 10% of its profit attributable to shareholders after tax based on the Company's local statutory accounts for the statutory surplus reserve (except where the reserve has reached 50% of the Company's registered share capital) and 5% to 10% for the statutory public welfare fund at a percentage determined by the directors. The Company may make appropriation from its profit attributable to shareholders to the discretionary surplus reserve provided it is approved by a resolution of a shareholders' general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without prior approval from a shareholders' general meeting under certain conditions.

     When the statutory surplus reserve is not sufficient to make good for any losses of the Company carried over from previous years, current year profit attributable to shareholders shall be used to make good the carried over losses before allocations are set aside for the statutory surplus reserve or the statutory public welfare fund.

     The statutory public welfare fund is used to build or acquire capital items, such as dormitories and other facilities for the Company's employees and cannot be used to pay for welfare expenses. Title of these capital items will remain with the Company.

     The statutory surplus reserve, the discretionary surplus reserve and the share premium may be converted into share capital provided it is approved by a resolution at a shareholders' general meeting and the balance of the statutory surplus reserve does not fall below 25% of the registered share capital. The Company may either distribute new shares in proportion to the number of shares held by shareholders, or increase the par value of each share.

     The directors proposed the following appropriations to reserves:

                                                        2002                                 2001
                                           ----------------------------------------------------------------
                                             Percentage            RMB'000        Percentage       RMB'000
  ---------------------------------------------------------------------------------------------------------
  The Company
    Statutory surplus reserve                        10%           57,613              10%           55,064
    Statutory public welfare fund                     5%           28,806              10%           55,064
    Discretionary surplus reserve                      -                -               -                 -
  ---------------------------------------------------------------------------------------------------------
                                                     15%           86,419              20%          110,128
  ---------------------------------------------------------------------------------------------------------
  Subsidiaries
    Statutory surplus reserve                                       1,688                             1,596
    Statutory public welfare fund                                     928                               798
  ---------------------------------------------------------------------------------------------------------
                                                                    2,616                             2,394
  ---------------------------------------------------------------------------------------------------------
                                                                   89,035                           112,522


     In accordance with the articles of association of the Company, dividends are determined based on the least of profits determined in accordance with
     (a) PRC GAAP, (b) IFRS, and (c) the accounting standards of the countries in which its shares are listed. As the statutory accounts have been prepared in accordance with PRC GAAP, the retained earnings as reported in the statutory accounts may be different from the amount reported in the accompanying consolidated income statement.

     As of 31 December, 2002, the reserve of the Company available for distribution were approximately RMB667,416,000 (2001: approximately RMB621,595,000).

     To > guangshen railway - Attn > Ms AMP -Tel > (86-755)-2555 8146 - fax > (86-755)-2559 8146 - TRANSLATOR > client

 5th Proof - Job > guangshen railway - Name > E0304060 Ann - Date > 22-04-03 - INTERNAL REF. > 0304060 (SS)-06(KENGI) - SIZE > A4

SUPPLEMENTAL INFORMATION
CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with PRC GAAP, differ in certain respects from IFRS (audited by PricewaterhouseCoopers Certified Public Accountants). Major differences between PRC GAAP and IFRS which affect the consolidated profit attributable to shareholders and the consolidated net assets of the Company and its subsidiaries are summarized as follows:

                                                    Consolidated profit
                                                        attributable to              Consolidated net
                                                   shareholders for the year            assets as of
                                                      ended 31 December,                31 December,
  ---------------------------------------------------------------------------------------------------------------
                                                         2002            2001           2002               2001
                                                      RMB'000         RMB'000          RMB'000          RMB'000
  ---------------------------------------------------------------------------------------------------------------
  As reported in statutory accounts
     (audited by certified public
     accountants in the PRC)                          580,029         550,497        9,894,511         9,742,955
  Impact of IFRS adjustments:
     Additional depreciation charges on
       fixed assets                                         -               -         (150,651)         (150,651)
     Write-down of reclaimed rails to
       realizable value                                     -               -          (44,123)          (44,123)
     Additional provision for doubtful
       accounts                                             -         (10,080)               -
     Amortisation of deferred staff
       costs                                          (15,092)        (15,721)         (45,274)           (30,182)
     Write-off of staff costs to retained
       earnings-                                            -               -          165,746            165,746
     Housing benefits for retired
       employees                                            -               -           (3,602)            (3,602)
     Dividends in respect of the year
       but declared after the end
       of the year                                          -               -          433,555            433,555
     Deferred tax created                               2,384           7,526            7,577              5,193
     Write-off of deferred decoration
       expenses                                       (7,365)               -          (7,365)                  -
     Others                                           (2,873)           1,273          (6,223)              1,732
  ---------------------------------------------------------------------------------------------------------------
  As restated for the Group                          557,083          533,495      10,244,151          10,120,623
  ---------------------------------------------------------------------------------------------------------------

     To > guangshen railway - Attn > Ms AMP -Tel > (86-755)-2555 8146 - fax > (86-755)-2559 8146 - TRANSLATOR > client

 5th Proof - Job > guangshen railway - Name > E0304060 Ann - Date > 22-04-03 - INTERNAL REF. > 0304060 (SS)-06(KENGI) - SIZE > A4

SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS
CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS RECONCILIATION BETWEEN IFRS AND US GAAP


                                                    Consolidated profit
                                                        attributable to
                                                   shareholders for the year      Consolidated net assets
                                                      ended 31 December,               as of 31 December,
                                                ---------------------------------------------------------------
                                                         2002            2001             2002             2001
                                                      RMB'000         RMB'000          RMB'000          RMB'000
  -------------------------------------------------------------------------------------------------------------
  Under IFRS                                          557,083         533,495       10,244,151       10,120,623
  Impact of US GAAP adjustments:
     Reversal of the revaluation surplus
       on fixed assets                                      -               -       (1,492,185)      (1,492,185)
     Reversal of additional depreciation
       charges arising from the
       revaluation surplus on
       fixed assets                                    48,422          48,422          330,884          282,462
     Deferred tax assets created                            -               -          223,828          223,828
     Effect of US GAAP adjustment
       on taxation                                     (7,263)         (7,263)         (49,633)         (42,370)
  -------------------------------------------------------------------------------------------------------------
  Under US GAAP                                       598,242         574,654        9,257,045        9,092,358
  -------------------------------------------------------------------------------------------------------------

The consolidated financial statements of the Company and its subsidiaries prepared under IFRS differ in certain respects from those prepared under Generally Accepted Accounting Principles in United States of America ("US GAAP"). A major difference between IFRS and US GAAP, which has a significant effect on consolidated profit attributable to shareholders and consolidated net assets, is set out below:

Revaluation of fixed assets

The Group revalued their fixed assets on 6 March, 1996. The revaluation surplus of fixed assets amounting to approximately RMB1,492,185,000 was recorded by the Group on that date. The revaluation as of 30 September, 2002 did not result in a material difference from the carrying amounts and no revaluation surplus or deficit was recorded for the year ended 31 December, 2002.

Under IFRS, revaluation of fixed assets is permitted and depreciation is based on the revalued amount. Additional depreciation arising from the revaluation surplus was approximately RMB48,422,000 for the year ended 31 December, 2002 (2001: approximately RMB48,422,000).

Under US GAAP, fixed assets are required to be stated at original cost. Hence, no additional depreciation from revaluation will be recognised under US GAAP. However, a deferred tax asset related to the revaluation surplus amounting to approximately RMB223,828,000 was created under US GAAP with a corresponding increase in equity since the revaluation resulted in a higher tax base which will be realised through additional depreciation for PRC tax purposes.